Room 4561
						  June 21, 2006

Bruce R. Chizen
Chief Executive Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110

Re:	Adobe Systems Incorporated
	Form 10-K for the Fiscal Year Ended December 2, 2005
	Filed February 8, 2005
	Form 8-K Filed June 15, 2006
	File no. 0-15175

Dear Mr. Chizen:

      We have reviewed your response letter dated May 31, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 2, 2005

Note 11. Stockholders` Equity, page 91

Stock Repurchase Program I - On-going dilution Coverage
1. We note your response to prior comment no. 1. Explain why funds advanced to financial institutions should be classified as treasury stock considering at the time of transfer no stock has been delivered to the Company. In this regard, tell us how you considered Rule 5-
02.30 of Regulation S-X to separately disclose on the face of the financial statements the funds advanced for treasury stock not yet repurchased, similar to the classification for stock subscriptions receivable.

Form 8-K Filed June 15, 2006
2. We note you response to our prior comment no. 3 relating to the Company`s non-GAAP disclosures. It is not evident from your response or revised disclosures in the Company`s June 15, 2006, 8-K filing (earnings release) why stock compensation, amortization of intangibles and deferred compensation are described as not impacting ongoing operations. Presumably these items will impact future period earnings, are required to generate future revenues (intangibles such as technology) or compensate employees and are necessary to conduct your core operations. Considering this explain why your disclosure is reasonable as it relates to these items not impacting ongoing operations or not having any direct correlation to the Company`s operations. Provide proposed revised disclosures with your response, as necessary.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at
(202)
551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Bruce R. Chizen
Adobe Systems Incorporated
June 21, 2006
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